EXHIBIT 7.1
Statement Explaining How Certain Ratios Were Calculated in the Annual Report
1.	The operating ratio of Guangshen Railway Company Limited, or the Company, is the ratio of its total railway operating expenses in 2010 (in the amount of RMB10,481.5 million, compared to RMB9,651.3 million in 2009) to its total railway revenue in 2010 (in the amount of RMB12,580.9 million, compared to RMB11,511.5 million in 2009).

2.	The Company’s total railway operating income ratio is 1 minus the operating ratio.

3.	The Company’s overall operating income ratio is 1 minus the ratio of its operating costs in 2010 (in the amount of RMB11,327.3 million, compared to RMB10,448.6 million in 2009) to its business revenue in 2010 (in the amount of RMB13,484.4 million, compared to RMB12,385.8 million in 2009).